HIVE DIGITAL TECHNOLOGIES LTD.

COMPENSATION CLAWBACK POLICY

Purpose.

The Board of Directors (the "Board") of HIVE Digital Technologies Ltd. (the "Company") has adopted this Clawback Policy (this "Policy") as of November 30, 2023 (the "Effective Date"). The purpose of this Policy is to enable the Company to recover Erroneously Awarded Compensation from Covered Executive Officers in the event that the Company is required to prepare an Accounting Restatement. This Policy is designed to comply with Section 10D ("Section 10D") of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 10D-1 promulgated thereunder ("Rule 10D-1"), and Listing Rule 5608 of the corporate governance rules of The Nasdaq Stock Market ("Nasdaq") (the "Nasdaq Listing Standards" and together with Section 10D, Rule 10D-1, the "Clawback Listing Standards"). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them under the heading "Definitions" below.

Definitions.

As used in this Policy, the following terms shall have the meanings set forth below.

"Accounting Restatement" means an accounting restatement of the Company's financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or to correct an error that is not material to the previously issued financial statements, but that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

"Covered Executive Officer" means the Company's current and former executive officers, as determined by the Board in accordance with the definition contained in the Clawback Listing Standards.

"Financial Reporting Measure" means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements and any measure that is derived wholly or in part from such measure. A Financial Reporting Measure is not required to be presented within the Company's financial statements or included in a filing with the U.S. Securities and Exchange Commission or other securities regulator to qualify as a "Financial Reporting Measure."

"Incentive-Based Compensation" means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is deemed "received" for purposes of this Policy in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

Administration.

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, or such other special committee of the Board as the Board may designate subject to the Clawback Listing Standards.  References to the Board herein shall be deemed to mean the body charged with administering this Policy. Any determinations made by the Board shall be final and binding on all affected individuals. Any members of the Board who assist in the administration of this Policy shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent allowed under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

Recovery of Erroneously Awarded Compensation; Exceptions.

Recovery of Erroneously Awarded Compensation

In the event that the Company is required to prepare an Accounting Restatement due to the Company's material noncompliance with any financial reporting requirements under the securities laws, the Company shall, reasonably promptly, recover "Erroneously Awarded Compensation."

For purposes of this policy, "Erroneously Awarded Compensation" shall mean the amount of Incentive-Based Compensation received by a Covered Executive that exceeds the amount of Incentive-Based Compensation that would have been received by the Covered Executive had it been determined based on the restated amounts; provided, however, if the Board cannot determine the amount of excess Incentive-Based Compensation received directly from the information contained in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the Accounting Restatement and in accordance with the applicable Clawback Listing Standards.

The method for recoupment of Erroneously Awarded Compensation shall be determined by the Board, in its sole discretion in accordance with the applicable Clawback Listing Standards.

Limited Exceptions to Recovery

All Erroneously Awarded Incentive Compensation shall be recovered in accordance with this Policy unless such recovery would be impractical, as determined by the Board in accordance with the applicable Clawback Listing Standards.

Indemnification of Covered Executive Officers Prohibited.

The Company is prohibited from indemnifying any Covered Executive Officer against the loss of any Erroneously Awarded Compensation. Further, the Company is prohibited from paying or reimbursing a Covered Executive Officer for the cost of purchasing insurance to cover any such loss.

Required Policy-Related Disclosure and Filings.

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the applicable securities laws, including but not limited to disclosures required by U.S. Securities and Exchange Commission.

Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of the applicable Clawback Listing Standards.

Amendment; Termination.

The Board may amend this Policy from time to time in its sole and absolute discretion and shall amend this Policy as it deems necessary to reflect the Clawback Listing Standards. The Board may terminate this Policy at any time; provided, that the termination of this Policy would not cause the Company to violate any federal securities laws, or rules promulgated by the U.S. Securities and Exchange Commission or the Clawback Listing Standards.

Other Recovery Rights.

Any right of recovery under this policy shall be in addition to, and not in lieu of, any other remedies or right of recoupment that may be available to the Company pursuant to any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available by law. To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

Effective Date.

This Policy shall be effective as of November 30, 2023. The terms of this Policy shall apply to any Incentive- Based Compensation that is received by Covered Executive Officers on or after October 2, 2023, even if such Incentive-Based Compensation was approved, awarded or granted to Covered Executive Officers prior to such date.

Successors.

This Policy shall be binding and enforceable against all current and former Covered Executive Officers of the Company and their respective beneficiaries, heirs, executors, administrators, or other legal representatives.